Exhibit 99.45

Fire & Flower to Announce First Quarter 2020 Financial Results

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, AB, June 9, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF) will release its financial and operational results for the quarter ended May 2, 2020 before financial markets open on June 16, 2020.

Fire & Flower’s first quarter financial and operational results will be available on SEDAR and on the Company’s website at https://fireandflower.com/investor-relations.

Following the release of its first quarter financial and operational results, Fire & Flower will host a conference call with Trevor Fencott, President and Chief Executive Officer, and Nadia Vattovaz, Executive Vice President, Operations and Chief Financial Officer at 8:30 AM Eastern Time on June 16, 2020. The conference call will discuss Fire & Flower’s first quarter financial and operational results and updates on the Company’s plans for the balance of the 2020 fiscal year.

Webcast

https://produceredition.webcasts.com/starthere.jsp?ei=1332236&tp_key=64892aff2e

Dial In Information

Toll-Free Dial In Number: 1-888-390-0546

Replay Information (Available until June 7, 2020)

Toll-Free Dial In Number: 1-888-390-0541

Replay Code: 434490#

Upon completion of the live conference call, a replay of the conference call will be accessible on Fire & Flower’s website at https://fireandflower.com/investor-relations.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in- class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to FFHC. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct, including when or whether the financing will be completed.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/June2020/09/c4840.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 09-JUN-20